

22003566

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 69274

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2021__ AND ENDING __12/31/2021__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Sovereign Global Advisors, LLC_

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____1 Village Plaza, Suite 201____
(No. and Street)

__Kings Park__   __NY__   __11754__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Brian Mohney__   __330 990 9098__   __brian.mohney@sovereignga.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____Nawrocki Smith LLP____
(Name – if individual, state last, first, and middle name)

__100 Motor Parkway Suite 580 Hauppauge NY 11788__
(Address)   (City)   (State)   (Zip Code)

__3/4/2009__   __3370__
(Date of Registration with PCAOB)(If applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Brian Mohney_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Sovereign Global Advisers, LLC_ , as of _December 31_ , 20_21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GAYGE BENNETT
NOTARY PUBLIC
Coweta County
State of Georgia
My Commission Expires January 10, 2023

Signature: _____

Title: _CCO/FINOP_

Gayge Bennett
Notary Public

This filing contains (check all applicable boxes):

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SOVEREIGN GLOBAL ADVISORS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

SOVEREIGN GLOBAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

CONTENTS



NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sovereign Global Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sovereign Global Advisors, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sovereign Global Advisors, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sovereign Global Advisors, LLC's management. Our responsibility is to express an opinion on Sovereign Global Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sovereign Global Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Sovereign Global Advisors, LLC's financial statements. The supplemental information is the responsibility of Sovereign Global Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sovereign Global Advisors, LLC's auditor since 2016.

Hauppauge, New York
February 25, 2022

Nawrocki Smith LLP

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$ 128,272
Receivable from broker-dealers and clearing organization	172,725
Prepaid expenses	35,836
Total current assets	336,833
Deposit with clearing organization	28,902
Total Assets	$ 365,735

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Commissions payable	$ 107,926
Accrued liabilities	19,077
Total current liabilities	127,003
Subordinated Debt	-
Total liabilities	312,028
Member's equity	238,732
Total Member's equity	238,732
Total Liabilities and Member's Equity	$ 365,735

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:

Commissions	$ 2,756,119
Fee Income	60,800
Interest	5,120
Other Income	4,281
PPP Loan Forgiveness	42,400
RIA Income	66,296
Total revenues	2,935,016

Expenses:

Commissions	2,213,082
Office Rent	41,010
Payroll Expense	342,724
Travel	23,865
Marketing	40,508
Registration	32,011
Computer and internet	58,852
Meals and entertainment	16,676
Clearing house charges	127,808
Office Expenses	2,619
Printing and postage	4,394
Professional fees	8,725
Dues and subscriptions	1,925
Bad Debt	894
Charitable Contribution	348
Insurance Expense	27,295
Recruiting	4,988
Other	33,246
Total expenses	2,980,970
Net Loss	$ (45,954)

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Member's Equity:

Balance at beginning of year	$284,686
Net Loss	(45,954)
Balance at end of year	238,732
Total Member's equity	$ 238,732

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2021

Subordinated Borrowings:

Balance at beginning of year	$ -
Additional borrowings	-
Repayments or borrowings	-
Balance at end of year	$ -

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:
Net Loss	$ (45,954)
Paycheck Protection Program Loan forgiveness	(42,400)

Adjustments to reconcile net Loss to net cash
     provided by
  Operating activities:
  (Increase) decrease in:

Receivable from brokers-dealers and clearing organization	214,409
Prepaid expenses	2,476
Increase (decrease) in:	
Commissions payable	(135,370)
Accrued liabilities	(7,255)
Total adjustments	31,860
Net cash used by operating activities	(14,094)
Net decrease in cash	(14,094)
Cash and restricted cash at beginning of year	171,268
Cash and restricted cash at end of year	$ 157,174

<u>Reconciliation of cash, cash equivalents, and restricted cash:</u>
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts shown in the Statement of Cash Flows.

	12/31/21
Cash	$ 128,272
Deposit with Clearing broker	28,902
Total Cash, cash equivalents, and restricted cash	
shown in the Statement of Cash Flows	$ 157,174

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 1 – Summary of Significant Accounting Policies

A.   Organization

Sovereign Global Advisors, LLC (the "Company") was formed as a limited liability company in the State of New York in March 2013 and began operations in February 2014. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC); it is a member of the Financial Industry Regulatory Authority, Inc (FINRA) and Security Investors Protection Corporation (SIPC).

The Company provides investment advice for retail customers to purchase or sell securities and charge commissions as compensation for the recommendations. The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2021, the Company is licensed in 40 states, including Alabama, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin.

B.   Management's Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C.   Cash and Cash Equivalents

As of December 31, 2021, the Company maintains a cash balance at its bank of $128,272 and a cash deposit with the clearing firm of $28,902. Total cash as of December 31, 2021 was $157,174. The cash balance in the bank and clearing firm was under the federally insured limit of $250,000.

(Continued)

-9-

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 1 – Summary of Significant Accounting Policies – Continued

D. Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company's significant revenues during 2021 originated from commissions and fee income.

E.   Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

F.   Advertising/Marketing Costs

Advertising costs are expensed when incurred. Advertising costs are $40,508 in 2021.

G.   Leases

The Company accounts for leases in accordance with Financial Accounting Standards Board ('FASB") Accounting Standards Update No. 2016-02. The Company has noted that ASU 2016-02 will not have an impact on its financial statements due to the nature of the leases.

(Continued)
-10-

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2021, $8,467 or $5,000. At December 31, 2021 the Company's net capital as defined by SEC Rule 15c3-1 was $194,429 in excess of minimum net capital required. In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to capital, of not more than 15 to 1. At December 31, 2021 the ratio was 0.63 to 1.

Note 4 – Receivables from broker-dealers and clearing organization

Receivables from broker-dealers and clearing organization on December 31, 2021 are $172,725. This amount represents commissions from completed securities trades less clearing expenses.

Note 5 – Subordinated Debt

Sovereign Global Advisors, LLC does not have subordinated debt.

Note 6 – Income Taxes

Sovereign Global Advisors, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

(Continued)

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 6 – Income Taxes - Continued

The Company recognizes and discloses uncertain tax positions in accordance with U.S. generally accepted accounting principles. As of and during the year ended December 31, 2021, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2018.

Note 7 –Leases

The Company entered into an operating lease for office space in January 2021. The Lease agreement is controlled by the Company's member. The lease commenced in January 2021 and calls for a monthly payment of $1,110, utilities included through January 2022. The Company entered into a second location operating lease for office space in June 2021. The Lease agreement is controlled by the Company's member. The lease commenced in June 2021 and calls for a monthly payment of $1,600, utilities included on a month to month basis. Total rent obligations, including required utilities was $41,010 for 2021.

Note 8 – Change in Presentation

No change in presentation for 2021.

Note 9 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high quality financial institutions, which at times may be in excess of FDIC insurance limits.

Note 10 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2021, up to the date of audit report February 25, 2022, which is the date the financial statements were available to be issued, and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

SOVEREIGN GLOBAL ADVISORS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2021

Schedule I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

NET CAPITAL		
Total Member's equity		$ 238,732
Add:		
Liabilities subordinated to claims of general creditors		
Allowable in computation of net capital		
Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		238,732
Non-allowable assets:		
Registered Representative Receivable	-	
Prepaid expenses	35,836	35,836
Net Capital before haircuts on securities positions		288,774
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities		--
Total net capital		$ 202,896
Aggregate Indebtedness (A.I.)		
Computation of aggregate indebtedness		
Total liabilities from Statement of Financial Condition	127,003	
Total Aggregate Indebtedness		$ 127,003
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 8,467
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 8,467
Excess Net Capital		$ 194,429
Excess Net Capital at 1000% (Net Capital – 10% A.I.)		$ 190,196
Ratio of A.I. To net Capital		0.63

Schedule II

Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited), FOCUS report	$ 202,896
Adjustment to Non-allowable assets	
Audit adjustments	--
Net capital per audited financial statements	$ 202,896

SOVEREIGN GLOBAL ADVISORS, LLC

Computation for Determination of Reserve Requirements and Information

Relating to the Possession or Control Requirements for Broker Dealers

Pursuant to Rule 15c3-3

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sovereign Global Advisors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sovereign Global Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
February 25, 2022

Nawrocki Smith LLP



Sovereign Global Advisors, LLC's Exemption Report

Sovereign Global Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)(2)(ii)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2021, without exception.

Sovereign Global Advisors, LLC

I, _____John Dragotta_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Title:__president_____

February 25, 2022



Nawrocki**Smith**

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Sovereign Global Advisors, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Sovereign Global Advisors, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
February 25, 2022

Nawrocki Smith LLP

SOVEREIGN GLOBAL ADVISORS, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES

AND GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2021

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 2,935,015
Additions:	-
Deductions:	
Clearance paid to other SIPC members	(127,808)
Other income not related to the securities business	(42,400)
Total deductions	(170,208)
SIPC Net Operating Revenues	$ 2,764,807

Determination of General Assessment:

SIPC Net Operating Revenues	$ 2,764,807
General Assessment @ .0015	$ 4,147

Assessment Remittance:

General Assessment	$ 4,147
Less: Payment Made With SIPC-6 July 2021	2,152
Payment Made with SIPC-7 January 2022	$ 2,059
Overpayment carried forward	$ 64

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2021 through December 31, 2021:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 2,764,807
SIPC Net Operating Revenues as computed above	2,764,807
Difference	$ 0